

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2020

Benjamin Sexson
Chief Executive Officer
MONOGRAM ORTHOPAEDICS INC
3913 Todd Lane
Austin, TX 78744

       Re: MONOGRAM ORTHOPAEDICS INC
       Amendment 2 to Offering Statement on Form 1-A
       Submitted October 14, 2020
       File No. 024-11305

Dear Mr. Sexson:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 9, 2020 letter.

Amendment 2 to Form 1-A filed October 14, 2020

Bonus Shares for Certain Investors, page 18

1.   We note your response to our prior comment 1. Please direct us to the StartEngine webpage where Monogram shares may be "reserved" so that we may evaluate your response and your compliance with the conditions listed in Rule 255(b).

You may contact Jeanne Bennett at 202-551-3606 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at 202-551-7614 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Andrew Stephenson